Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ:GLGL

GLG LIFE TECH CORPORATION COMPLETES CONSTRUCTION ON NEW REBPURETM RA97 REFINING FACILITY

Vancouver, B.C. December 15, 2009-GLG Life Tech Corporation (TSX: GLG, NASDAQ:GLGL) (“GLG” or the “Company”), the vertically integrated leader in the agricultural and industrial development of high quality stevia extracts, announces it has completed construction of its newest facility located in the city of Qingdao, China. The facility will add an additional 1,000 metric tons of RebpureTM (RA97 or rebiana) refining capacity per annum and enhance GLG’s capability to meet growing market demand for high quality stevia products.

A grand opening celebration will be held on December 18, 2009 at the facility to celebrate the new plant opening. Trial runs have begun at the facility and line auditing will commence in the new year. It is expected that the new facility will come fully online during the first quarter of 2010 and will triple GLG’s current RebpureTM RA97 processing capabilities.

Dr. Luke Zhang, Chairman and CEO states, “We have diligently built a world-class stevia supply chain from seed to shelf. This new RebpureTM RA97 factory coupled with our agricultural advances position us as a market leader. Stevia continues to gain acceptance worldwide as a healthy sweetening solution for food and beverage applications and GLG remains at the forefront of this developing and growing market.”

For attendance inquiries concerning the Grand Opening Celebration on December 18, 2009 in Qingdao, China, please contact events@glglifetech.com.

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia, an all natural, zero-calorie sweetener used in food and beverages. The Company’s operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product.

For further information, please visit www.glglifetech.com.

Contact:	Brian Meadows, Chief Financial Officer
Phone:	+1 (604) 641-1368
Fax:	+1 (604) 844-2830
Email:	ir@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws, including statements regarding the anticipated use of proceeds. These statements are based upon assumptions that the proceeds of the Offering can successfully be used as described above and there can be no assurance that this will be the case. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed under the heading “Risk Factors” in the short form prospectus and the registration statement on Form F-10, the Company’s Annual Information Form in respect of the year ended December 31, 2008 and the risk factors in the Management’s Discussion and Analysis for the year ended December 31, 2008. Forward-looking statements and information may be identified by terms such as “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project”, or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company’s forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.